DIREXION MONTHLY NASDAQ-100(r) BEAR 2X FUND (DXQSX)
DIREXION MONTHLY EMERGING MARKETS BEAR 2X FUND (DXESX)
DIREXION MONTHLY DOLLAR BULL 2X FUND (DXDBX)
DIREXION MONTHLY DOLLAR BEAR 2X FUND (DXDDX)

each a Series of the
DIREXION FUNDS

Supplement dated February 17, 2012
to the Prospectus and Statement of Additional Information ("SAI")
dated December 29, 2011

       The Board of Trustees of the Direxion Funds (the "Trust"), based upon the recommendation of Rafferty Asset Management, LLC ("Rafferty"), the Trust's adviser, for the
Direxion Monthly NASDAQ-100(r) Bear 2X Fund, the Direxion Monthly Emerging Market Bear
2X Fund, the Direxion Monthly Dollar Bull 2X Fund and the Direxion Monthly Dollar Bear 2X
Fund (each a "Fund" and collectively, the "Funds"), has determined to close the Funds.  Due to the Funds' inability to maintain a competitive operating structure, hindering their ability to retain sufficient assets to operate efficiently, Rafferty believes that the Funds cannot continue to conduct their business and operations in an economically efficient manner.  As such, the Board concluded that it would be in the best interests of each Fund and its shareholders to liquidate and terminate the Funds.  As of the close of regular trading on the New York Stock Exchange on March 15,
2012 ("Closing Date"), the Funds will be closed to purchase by investors and shareholders will not be permitted to purchase additional shares of the Funds (except purchases made through reinvestment of dividends, if any).

       Shareholders may sell their holdings in the Funds prior to the Closing Date and customary brokerage charges may apply to these transactions.  Between the Closing Date and
March 30, 2012 (the "Liquidation Date"), the Funds will be in the process of closing down and liquidating their portfolios.  This process will result in the Funds not tracking their underlying indexes and their cash holdings increasing, which may not be consistent with the Funds'
investment objectives and strategies.  Each Fund will no longer pursue its stated investment objectives after March 23, 2012 and each Fund may no longer pursue its investment objective if its net assets fall below $2 million at any time prior to March 23, 2012.

       On or about the Liquidation Date, each Fund will liquidate its assets and distribute cash pro rata to all remaining shareholders who have not previously redeemed or exchanged their shares.  These distributions are taxable events.  In addition, these payments to shareholders will include accrued capital gains and dividends, if any.  As calculated on the Liquidation Date, each
Fund's net asset value will reflect the costs of closing the Fund.  Once the distributions are complete, each Fund will terminate.

       For more information, please contact the Funds at (800) 851-0511.

Please retain this Supplement with the Prospectus and SAI.